Octaura Securities TradingCo LLC

(A Limited Liability Company)

Financial Statements and Supplemental Schedules

Year Ended December 31, 2025

(With Report of Independent Registered Public Accounting Firm)

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of the Rule 17a-5 of the Securities and Exchange Commission.

Octaura Securities TradingCo LLC
(A Limited Liability Company)
DECEMBER 31, 2025

Table of Contents



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Octaura Securities TradingCo LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Octaura Securities TradingCo LLC as of December 31, 2025, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Octaura Securities TradingCo LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Octaura Securities TradingCo LLC's management. Our responsibility is to express an opinion on Octaura Securities TradingCo LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Octaura Securities TradingCo LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Octaura Securities TradingCo LLC's financial statements. The supplemental information is the responsibility of Octaura Securities TradingCo LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as Octaura Securities TradingCo LLC's auditor since 2023.
New York, New York
March 19, 2026

Octaura Securities TradingCo LLC
(A Limited Liability Company)

Statement of Financial Condition
DECEMBER 31, 2025

Assets

Cash	$10,140,325
Accounts Receivable	11,318
Other Assets	953
Total Assets	**$10,152,596**

Liabilities and Member's Equity

Due to Member	$7,286,046
Total Liabilities	**7,286,046**
Total Member's Equity	**2,866,550**
Total Liabilities & Member's Equity	**$10,152,596**

See accompanying notes to the financial statements.

Statement of Operations

FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues	
CLO Trading	$11,318
Interest Income	265,286
Total Revenues	276,604
Expenses	
Compensation and benefits	2,720,656
Technology	893,074
General and Administrative	264,565
Professional Fees	255,706
Rent and Occupancy	166,337
Travel and Entertainment	97,579
Total Expenses	**4,397,917**
Net Loss	**($4,121,313)**

See accompanying notes to the financial statements.

Octaura Securities TradingCo LLC
(A Limited Liability Company)

Statement of Changes in Member's Equity
FOR THE YEAR ENDED DECEMBER 31, 2025

Balance – January 1, 2025	**$987,863**
Capital Contributions	6,000,000
Net loss	(4,121,313)
Balance – December 31, 2025	**$2,866,550**

Statement of Cash Flows

FOR THE YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities

Net loss	($4,121,313)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts Receivable	(11,318)
Due to member	4,382,881
Other assets	8,036
Net cash provided by operating activities	**258,286**
Cash flows provided by financing activities	
Equity Contribution	6,000,000
Net cash provided by financing activities	**6,000,000**
Net increase in cash	6,258,286
Cash, beginning of year	3,882,039
Cash, end of year	**$10,140,325**

See accompanying notes to the financial statements.

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Octaura Securities TradingCo LLC (the "Company") is wholly-owned by Octaura Holdings LLC (the "Member"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company operates an electronic trading system that facilitates transactions in collateralized loans obligations (CLOs).

As a limited liability company, the Member is not liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of presentation
The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates
The preparation of the financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company facilitates trades between and among institutional investors and broker-dealer clients. The Company earns subscription fees and variable transaction fees which are calculated as a percentage of the notional dollar volume of CLOs traded on the platform. The percentage pricing varies based on the trading protocol and pricing schedule.

Interest Income
Interest income is accrued as it is earned.

Accounts receivable
Accounts receivable are reported net of an allowance for expected credit losses. The allowance is based on management's estimate of the amount of receivables that will actually be collected.

Allowance for Credit Losses

The allowance for credit losses is based on the Company's expectation of the collectability of accounts receivable utilizing the current expected credit loss framework. The Company's expectation is that the credit risk associated with accounts receivable is that any client with which it conducts business with is unable to fulfill its contractual obligations.

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no current expected losses and thus, no allowance for credit losses is recorded as of December 31, 2025.

Income taxes

As a wholly-owned limited liability company, the Company is considered to be a disregarded entity and thus does not file income tax returns in any jurisdiction. The Company files under the Member's consolidated tax return in which all items of income, expense, gains, and losses are reportable by the Member for tax purposes. The Company has no unrecognized tax benefits at December 31, 2025. No provision or liability for income taxes has been included in the financial statements.

Uncertain tax positions

The Company applies the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes", as they relate to uncertain tax positions. The Company was not required to recognize any amounts from uncertain tax positions as of December 31, 2025.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. In the event that tax authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable.

3. **SEGMENT REPORTING**

    The Company engaged in a single line of business as a broker-dealer, which is comprised of one class of service, providing a trading platform for CLOs. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The segment net income (loss), revenue and significant expenses are included on the Company's Statement of Operations. The significant expenses include compensation and benefits, technology, professional fees, travel and entertainment, rent and occupancy, and general and administrative and there are no other expenses not considered to be significant.

4. **CONCENTRATION OF CREDIT RISK**

    As of December 31, 2025, the Company's cash deposits are held by one financial institution and therefore are subject to credit risk to the extent those balances exceeded the Federal Deposit Insurance Corporation insurance

limit of $250,000. The Company's uninsured amount at December 31, 2025 was approximately $9,890,325. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

5. **RELATED PARTY TRANSACTIONS**

Pursuant to an expense sharing agreement between the Company and the Member, the Company reimburses the Member for allocated salaries, rent and certain other expenses paid for by the Member. These allocations are updated periodically, and determined based on percentages of personnel time and other factors. For the year ended December 31, 2025, $4,382,881 of expenses were allocated from the Member. Of the expenses shown on the Statement of Operations, $2,720,656 of Compensation and Benefits, $893,074 of Technology, $240,670 of Professional Fees, $97,579 of Travel and Entertainment, $166,337 of Rent and Occupancy, and $264,565 of General and Administrative expenses were allocated from the Member. At December 31, 2025, there was $7,286,046 due to the Member.

6. **LIQUIDITY**

The Company incurred a loss for the period ended December 31, 2025. The Member has represented that they have the requisite resources and intend to make capital contributions as needed to ensure survival of the Company through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.

7. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or $6\frac{2}{3}\%$ of aggregate indebtedness.

At December 31, 2025, the Company had net capital, as defined, of $2,854,279, which exceeded the required net capital of $485,736 or $6\frac{2}{3}\%$ of aggregate indebtedness by $2,368,543. Aggregate indebtedness at December 31, 2025, totaled $7,286,046. The Company's percentage of aggregate indebtedness to net capital was 255.27%.

8. **COMMITMENTS & CONTINGENCIES**

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available as of the date these financials were available to be issued, there were no litigation claims against the Company that would have a material impact on the financial condition, operating results, or cash flows of the Company.

9. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that have occurred since December 31, 2025 through the date these financial statements were available to be issued, and determined that there are no material events that would require disclosures in the Company's financial statements.

Octaura Securities TradingCo LLC
(A Limited Liability Company)

Schedule I
Computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission
DECEMBER 31, 2025

Member's Equity	**$2,866,550**
Less Non-allowable Assets	12,271
Net Capital	**$2,854,279**
Minimum Net Capital Requirement (Greater of $5,000 or 6 2/3% of AI)	485,736
Excess Net Capital	**2,368,543**
Aggregate Indebtedness	7,286,046
Aggregate Indebtedness to Net Capital	255.27%
Minimum Required Net Capital	5,000
6 2/3 % Aggregate Indebtedness	$485,736

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2025 unaudited, amended FOCUS Part II report filed March 16, 2026.

Schedule II

Computation for determination of reserve requirements and information relating to possession or control requirements under SEC Rule 15c3-3 of the Securities and Exchange Commission

FOR THE YEAR ENDED DECEMBER 31, 2025

The Company's business activities are limited to operating an electronic trading system that facilitates transactions in collateralized loans obligations (CLOs) and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in SEC Rule 15c3-3) throughout the most recent fiscal year without exception. Accordingly, the Company has no obligations under SEC Rule 15c3-3.



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 F 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Octaura Securities TradingCo LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) Octaura Securities TradingCo LLC did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) Octaura Securities TradingCo LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Octaura Securities TradingCo LLC limits its business activities to operating an electronic trading system that facilitates transactions in collateralized loans obligations (CLOs) and the Company; (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Octaura Securities TradingCo LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Octaura Securities TradingCo LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon Octaura Securities TradingCo LLC's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Citrin Cooperman & Company, LLP

New York, New York
March 19, 2026

<u>Octaura Securities TradingCo LLC Rule 15c3-3 Exemption Report</u>

Octaura Securities TradingCo LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a- 5(d)(1) and (4). To the best of our knowledge and belief, we state the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to operating an electronic trading system that facilitates transactions in collateralized loans obligations (CLOs); and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Octaura Securities TradingCo LLC

I, Jason Cohen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Jason Cohen*
DocuSigned by:
4F9FB4D0E60B46A...

Title: Chief Operating Officer

Date: March 19, 2026